FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Receives Upgrade from Fitch Ratings to 'A(bra)'

São Paulo, May 5, 2008 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil's leading diversified national homebuilder, today announced that Fitch Ratings has upgraded the Company's corporate debt rating to an "A(bra) from an 'A-(bra)' (A minus bra). Gafisa is one of only two companies within the sector rated by Fitch Ratings to receive an 'A' or higher rating of its corporate debt.

According to Fitch Ratings, the upgrade was partially the result of Gafisa's consistent improvement in operating performance, its significant growth in revenues and its strong position as a leading homebuilder in Brazil. Additionally, Fitch cited that it expects that in the next few years Gafisa should significantly increase its revenues and generation of cash flow as it continues to expand geographically and diversify the products offered and the socioeconomic segments served.

"We were pleased to receive this additional vote of confidence in our capital structure and business potential. The improvement in the rating of our corporate debt should result in lower financial costs for Gafisa and ultimately, greater value for all of our shareholders", said Duilio Calciolari, Chief Financial Officer of Gafisa.

For additional information please contact the IR department.

About Gafisa

We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe "Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism.

For additional information:

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9297
Fax: +55 11 3025-9348
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br